U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]          Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]          Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________

Commission File Number __________________

___________________________

Metalla Royalty & Streaming Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

543 Granville Street
Suite 501
Vancouver BC
Canada V6C 1X8
(604) 696-0741
(Address and telephone number of registrant’s principal executive offices)

 ____________________

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_______________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

None	Not applicable

Securities registered pursuant to Section 12(g) of the Act: Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[   ]     Annual Information Form                                                            [   ]     Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [   ]     Yes               [X ]     No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). [   ]     Yes                [   ]     No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                [   ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Metalla Royalty & Streaming Ltd. (“we”, “us”, “our”, the “Company” or the “Registrant”) is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F (“Registration Statement”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Registration Statement, including the Exhibits incorporated by reference into this Registration Statement, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this Registration Statement only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which the Company will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. the Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this Registration Statement is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the “SEC”), and resource information contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards in Industry Guide 7 normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards under Industry Guide 7 in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC’s Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC Industry Guide 7 standards. In addition, the documents incorporated by reference in this Registration Statement may include information regarding adjacent or nearby properties on which we have no royalties or right to mine. The SEC’s Industry Guide 7 does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.126, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(5) of Form 40-F, the Company hereby incorporates by reference Exhibit 99.127, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Company has filed a consent of KPMG LLP as Exhibit 99.128, a consent of MNP LLP as Exhibit 99.129, and a consent of Charles Beaudry as Exhibit 99.130.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of common shares without par value, of which 132,552,877 were issued and outstanding as of May 28, 2019. The holders of common shares are entitled to vote at meetings of the shareholders of the Company, to receive dividends that are declared by the Board of Directors of the Company and to receive such assets of the Company as may be distributable to the holders of common shares. The Company has only one class of voting shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

CONTRACTUAL OBLIGATIONS

The following table presents, as of the Company’s latest fiscal year end balance sheet date, which was May 31, 2018 information with respect to the Registrant’s known contractual obligations:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Convertible debenture payable to Coeur Mining Inc.(1)	11,039,566	441,583	883,165	883,165	8,831,653
Operating Lease Obligation	43,902	18,292	25,609	0	0
Total	11,083,468	459,875	908,774	883,165	8,831,653

(1) Total balance outstanding on May 31, 2018 was repaid and/or converted in full within 1 year.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: Chief Executive Officer
Date: May 29, 2019

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description
99.01	News release dated June 1, 2017
99.02	Material change report dated June 1, 2017
99.03	News release dated June 12, 2017
99.04	Material change report dated June 12, 2017
99.05	News release dated June 19, 2017
99.06	Material change report dated June 19, 2017
99.07	News release dated July 31, 2017
99.08	Material change report dated July 31, 2017
99.09	Notice of Change of Auditor dated August 21, 2017
99.10	Letter from Successor Auditor dated August 21, 2017
99.11	Letter from Former Auditor dated August 21, 2017
99.12	Notice to Commissions of Annual and Special General Meeting of Shareholders and Record Date dated September 1, 2017
99.13	News release dated September 22, 2017
99.14	Audited Consolidated Financial Statements for the year ended May 31, 2017
99.15	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated September 28, 2017
99.16	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated September 28, 2017
99.17	Management's Discussion and Analysis for the year ended May 31, 2017
99.18	News release dated September 29, 2017
99.19	News release dated October 2, 2017
99.20	Voting Instruction Form for Annual and Special General Meeting of Shareholders dated October 2, 2017
99.21	Annual Letter to Shareholders dated October 2, 2017
99.22	Notice of Annual and Special General Meeting of Shareholders and Record Date dated October 2, 2017
99.23	Management Information Circular dated October 2, 2017
99.24	Form of Proxy for Annual and Special General Meeting of Shareholders dated October 2, 2017
99.25	News release dated October 6, 2017
99.26	Material change report dated October 6, 2017
99.27	News release dated October 24, 2017
99.28	Unaudited Condensed Interim Financial Statements for the three months ended August 31, 2017
99.29	Certification of Interim Filings by CFO dated October 26, 2017
99.30	Certification of Interim Filings by CEO dated October 26, 2017
99.31	Management's Discussion and Analysis for the three months ended August 31, 2017
99.32	News release dated October 26, 2017
99.33	Certificate of Continuation

99.34	Notice of Articles
99.35	Articles of Metalla
99.36	News release dated December 12, 2017
99.37	Material change report dated December 14, 2017
99.38	News release dated December 22, 2017
99.39	Unaudited Condensed Interim Financial Statements for the six months ended November 30, 2017
99.40	Certification of Interim Filings by CFO dated January 23, 2018
99.41	Certification of Interim Filings by CEO dated January 23, 2018
99.42	Management's Discussion and Analysis for the three months ended November 30, 2017
99.43	Amended Unaudited Condensed Interim Financial Statements for the six months ended November 30, 2017
99.44	Certification of refiled Interim Filings by CFO dated January 24, 2018
99.45	Certification of refiled Interim Filings by CEO dated January 24, 2018
99.46	News release dated January 24, 2018
99.47	Metalla's Investment Policy
99.48	News release dated January 31, 2018
99.49	Material change report dated February 6, 2018
99.50	News release dated March 1, 2018
99.51	Material change report dated March 2, 2018
99.52	Business acquisition report dated March 15, 2018
99.53	News release dated March 19, 2018
99.54	Unaudited Condensed Interim Financial Statements for the nine months ended February 28, 2018
99.55	Certification of Interim Filings by CFO dated April 24, 2018
99.56	Certification of Interim Filings by CEO dated April 24, 2018
99.57	Management's Discussion and Analysis for the nine months ended February 28, 2018
99.58	News release dated April 24, 2018
99.59	News release dated May 10, 2018
99.60	News release dated May 14, 2018
99.61	Arrangement Agreement dated May 9, 2018
99.62	Material change report dated May 18, 2018
99.63	News release dated May 29, 2018
99.64	News release dated June 4, 2018
99.65	Material change report dated June 4, 2018
99.66	News release dated June 27, 2018
99.67	News release dated July 24, 2018
99.68	News release dated July 31, 2018
99.69	Notice of Change in Corporate Structure dated August 7, 2018
99.70	Material change report dated August 7, 2018
99.71	Notice of Annual General Meeting of Shareholders and Record Date dated August 29, 2018
99.72	News release dated September 5, 2018
99.73	News release dated September 17, 2018
99.74	News release dated September 17, 2018
99.75	Material change report dated September 19, 2018

99.76	Audited annual financial statements - English
99.77	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated September 26, 2018
99.78	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated September 26, 2018
99.79	Management's Discussion and Analysis for the year ended May 31, 2018
99.80	Amended Management's Discussion and Analysis for the year ended May 31, 2018
99.81	Cover letter to Amended Management's Discussion and Analysis for the year ended May 31, 2018
99.82	Cover letter to Amended Management's Discussion and Analysis for the year ended May 31, 2018
99.83	Certification of refiled Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated September 27, 2018
99.84	Certification of refiled Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated September 27, 2018
99.85	News release dated September 27, 2018
99.86	Voting Instruction Form for Annual General Meeting of Shareholders dated October 1, 2018
99.87	Form of Financial Statements Request dated October 1, 2018
99.88	Notice and Access Notification to Shareholders dated October 1, 2018
99.89	Notice of Annual General Meeting of Shareholders and Record Date dated October 1, 2018
99.90	Management Information Circular dated October 1, 2018
99.91	Form of Proxy for Annual and Special General Meeting of Shareholders dated October 1, 2018
99.92	News release dated October 22, 2018
99.93	Unaudited Condensed Interim Financial Statements for the three months ended August 31, 2018
99.94	Certification of Interim Filings by CFO dated October 25, 2018
99.95	Certification of Interim Filings by CEO dated October 25, 2018
99.96	Management's Discussion and Analysis for the three months ended August 31, 2018
99.97	News release dated October 25, 2018
99.98	News release dated November 7, 2018
99.99	News release dated November 13, 2018
99.100	News release dated December 11, 2018
99.101	News release dated December 20, 2018
99.102	News release dated December 21, 2018
99.103	Material change report dated December 28, 2018
99.104	News release dated January 4, 2019
99.105	Material change report dated January 8, 2019
99.106	News release dated January 25, 2019
99.107	Unaudited Condensed Interim Financial Statements for the six months ended November 30, 2018
99.108	Management's Discussion and Analysis for the six months ended November 30, 2018
99.109	Certification of Interim Filings by CFO dated January 25, 2019
99.110	Certification of Interim Filings by CEO dated January 25, 2019

99.111	News release dated January 25, 2019
99.112	News release dated January 31, 2019
99.113	News release dated February 4, 2019
99.114	News release dated February 12, 2019
99.115	News release dated April 1, 2019
99.116	News release dated April 1, 2019
99.117	Material change report dated April 8, 2019
99.118	News release dated April 17, 2019
99.119	News release dated April 23, 2019
99.120	Unaudited Condensed Interim Financial Statements for the nine months ended February 28, 2019
99.121	Certification of Interim Filings by CFO dated April 29, 2019
99.122	Certification of Interim Filings by CEO dated April 29, 2019
99.123	Management's Discussion and Analysis for the nine months ended February 28, 2019
99.124	News release dated April 29, 2019
99.125	News release dated May 14, 2019
99.126	Material change report dated May 21, 2019
99.127	Form of common share certificate
99.128	Consent of KPMG LLP
99.129	Consent of MNP LLP
99.130	Consent of Charles Beaudry